Dreyfus Pennsylvania Intermediate Municipal Bond Fund

ANNUAL REPORT November 30, 2006



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Pennsylvania Intermediate Municipal Bond, covering the 12-month period from December 1, 2005, through November 30, 2006.

Although reports of declining housing prices have raised some economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of November, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, while the Federal Reserve Board remains "on hold" as it assesses new releases of economic data. As always, we encourage you to discuss the implications of these and other matters with your financial advisor.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 15, 2006



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Pennsylvania Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended November 30, 2006, the fund achieved a total return of 4.88%.[1] In comparison, the fund's benchmark, the Lehman Brothers 7-Year Municipal Bond Index, achieved a total return of 5.09% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Pennsylvania Intermediate Municipal Debt Funds category was 4.70% for the reporting period.[3]

Despite heightened market volatility during the first half of the reporting period, stabilizing interest rates and robust investor demand generally supported higher municipal bond prices over the second half. The fund produced a higher return than its Lipper category average, primarily due to its emphasis on bonds at the longer end of the intermediate-term range. However, the fund lagged its benchmark, which contains bonds from many states, not just Pennsylvania, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and Pennsylvania state personal income taxes. The fund generally maintains a dollar-weighted average portfolio maturity between three and 10 years. The fund invests at least 80% of its assets in municipal bonds rated investment grade, or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its net assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The municipal bond market's returns were limited over the first half of the reporting period by robust economic growth and rising interest rates. Investors' concerns intensified in May 2006, when hawkish comments from members of the Federal Reserve Board (the "Fed") rekindled inflation fears. In fact, the Fed continued to raise the overnight federal funds rate to 5.25% by the end of June.

Investor sentiment subsequently improved, however, when softening housing markets indicated that U.S. economic growth and inflationary pressures were moderating. Accordingly, after more than two years of steady rate hikes, the Fed refrained from raising interest rates at its August, September and October meetings. Longer-term municipal bonds rallied over the reporting period's second half as investors first anticipated and then reacted to the Fed's pause.

Like many other states, Pennsylvania's fiscal condition benefited from the strong U.S. economy. The state received more tax revenue than originally projected, and the supply of newly issued Pennsylvania municipal bonds declined compared to the same period one year earlier. Yet, investor demand remained robust from investors seeking competitive levels of federally tax-exempt income, lending further support to bond prices.

4

The fund benefited in this environment from its relatively long average duration. By emphasizing securities at the longer end of the intermediate-term range, the fund was able to participate more fully in the market rally. In addition, because yield differences between lower-quality and higher-quality bonds had narrowed toward historically low levels, we generally maintained our focus on securities with higher credit ratings. Finally, the fund benefited when some of its holdings were refinanced at lower rates by their issuers, with the proceeds set aside until the bonds' earliest redemption opportunities.

What is the fund's current strategy?

Recent economic data continues to indicate that the Fed is unlikely to raise interest rates over the foreseeable future. At the same time, demand for municipal bonds has remained robust from traditional and new market participants. Therefore, we intend to maintain the fund's relatively long average duration in anticipation of a further narrowing of yield differences along the market's maturity range.

December 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Pennsylvania Intermediate Municipal Bond Fund and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 11/30/06*

	1 Year	5 Years	10 Years
Fund	**4.88%**	**4.18%**	**4.90%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus Pennsylvania Intermediate Municipal Bond Fund on 11/30/96 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in Pennsylvania municipal securities and its performance shown in the line graph takes into account fees and expenses. The Index is not limited to investments principally in Pennsylvania municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged, total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unadited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Pennsylvania Intermediate Municipal Bond Fund from June 1, 2006 to November 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2006

Expenses paid per $1,000†	$ 4.04
Ending value (after expenses)	$1,037.60

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2006

Expenses paid per $1,000†	$ 4.00
Ending value (after expenses)	$1,021.11

† *Expenses are equal to the fund's annualized expense ratio of .79%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2006

Long-Term Municipal Investments—98.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania—96.4%				
Albert Gallatin Area School District (Insured; MBIA)	5.15	9/1/14	1,220,000	1,233,066
Ambridge Borough Municipal Authority, Sewer Revenue (Insured; FSA)	4.30	10/15/23	1,460,000 a	1,479,783
Armstrong School District, GO (Insured; XLCA)	5.00	3/15/22	1,465,000	1,593,173
Bethlehem Authority, Guaranteed Water Revenue (Insured; FSA)	5.00	11/15/15	2,000,000	2,189,040
Bucks County Industrial Development Authority, Retirement Community Revenue (Ann's Choice, Inc. Facility)	5.90	1/1/27	250,000	257,893
Bucks County Water and Sewer Authority, Revenue (Neshaminy Interceptor) (Insured; AMBAC)	5.38	12/1/11	1,090,000 b	1,181,745
Butler Area Sewer Authority, Sewer Revenue (Insured; FGIC)	0.00	1/1/10	600,000	535,734
Chester County, GO	5.00	8/15/19	500,000	544,450
Chester County School Authority, School LR (Chester County Intermediate Unit Project) (Insured; AMBAC)	5.00	4/1/21	2,325,000	2,509,977
Coatesville Area School District, GO (Insured; FSA)	5.25	8/15/17	1,000,000	1,104,480
Delaware County	5.13	10/1/17	1,000,000	1,037,850
Eastern York School District, GO (Insured; FSA)	5.00	9/1/23	1,640,000	1,785,780
Harrisburg Authority, Office and Parking Revenue	5.75	5/1/08	805,000	819,144
Harrisburg Parking Authority, Parking Revenue (Insured; FSA)	5.75	5/15/14	640,000	709,165
Harrisburg Redevelopment Authority (Insured; FSA)	0.00	11/1/16	2,000,000	1,334,840
Kennett Consolidated School District (Insured; FGIC)	5.25	2/15/16	1,000,000	1,091,590
McKeesport Area School District (Insured; FGIC)	0.00	10/1/09	1,070,000	965,268

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Monroe County Hospital Authority, HR (Pocono Medical Center) (Insured; Radian)	5.50	1/1/12	1,095,000	1,158,926
Monroeville Municipal Authority, Sanitary Sewer Revenue (Insured; MBIA)	5.25	12/1/15	1,035,000	1,129,371
Mount Lebanon School District, GO (Insured; MBIA)	5.00	2/15/13	1,000,000 b	1,080,970
Neshaminy School District (Insured; MBIA)	5.00	4/15/16	1,250,000	1,357,275
Norristown (Insured; Radian)	0.00	12/15/11	1,465,000	1,212,961
Norristown (Insured; Radian)	0.00	12/15/13	735,000	561,136
North Allegheny School District (Insured; FGIC)	5.00	5/1/15	1,625,000	1,764,230
Pennsylvania Finance Authority, Revenue (Penn Hills Project) (Insured; FGIC)	5.25	12/1/13	1,105,000	1,114,172
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; AMBAC)	5.25	12/15/14	1,600,000	1,639,456
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.00	1/15/13	1,995,000	2,174,410
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.00	1/15/14	1,580,000	1,732,296
Pennsylvania Housing Finance Agency, SFMR	4.70	10/1/25	990,000	1,003,880
Pennsylvania Intergovernmental Cooperative Authority, Special Tax Revenue (Philadelphia Funding Program) (Insured; FGIC)	5.25	6/15/16	1,200,000	1,246,476
Pennsylvania Public School Building Authority, School Revenue (Daniel Boone School District Project) (Insured; MBIA)	5.00	4/1/17	1,005,000	1,074,044

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue (Insured; AMBAC)	5.25	12/1/18	545,000	567,568
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue (Insured; AMBAC)	5.25	12/1/18	455,000	473,123
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; AMBAC)	5.00	12/1/22	1,815,000	1,979,040
Philadelphia (Insured; XLCA)	5.25	2/15/14	2,000,000	2,175,400
Philadelphia, Airport Revenue (Insured; MBIA)	5.00	6/15/25	510,000	540,901
Philadelphia, Gas Works Revenue (Insured; FSA)	5.50	7/1/15	1,550,000	1,631,065
Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System)	5.00	5/15/11	2,500,000	2,566,425
Philadelphia Hospitals and Higher Education Facilities Authority, HR (Temple University Hospital)	6.50	11/15/08	925,000	955,941
Philadelphia Municipal Authority, LR (Insured; FSA)	5.25	11/15/15	2,115,000	2,309,030
Pittsburgh School District, GO (Insured; MBIA)	5.00	9/1/20	1,315,000	1,425,881
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/13	1,800,000	2,007,666
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/14	1,000,000	1,112,530
State Public School Building Authority, School Revenue (School District of Haverford Township Project) (Insured; XLCA)	5.25	3/15/21	1,000,000	1,108,840
State Public School Building Authority, School Revenue (York School District Project) (Insured; FSA)	5.00	5/1/18	545,000	585,946

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Swarthmore Borough Authority, Revenue (Swarthmore College)	5.25	9/15/20	750,000	812,295
Trinity Area School District (Insured; FSA)	5.20	11/1/12	1,235,000	1,271,988
Wayne County Hospital and Health Facilities Authority (Wayne Memorial Hospital Project) (Insured; MBIA)	5.25	7/1/16	2,135,000	2,317,051
West Mifflin Area School District, GO (Insured; FSA)	5.00	10/1/22	710,000	769,796
West Mifflin Sanitary Sewer Municipal Authority, Sewer Revenue (Insured; MBIA)	4.90	8/1/13	880,000	898,049
Westmoreland County (Insured; FGIC)	0.00	12/1/08	1,590,000	1,478,970
Wilson Area School District (Insured; FGIC)	5.13	3/15/16	1,300,000	1,397,812
Wilson Area School District (Insured; FSA)	5.00	5/15/16	1,135,000	1,226,504
Yough School District (Insured; FGIC)	0.00	10/1/07	1,000,000	969,970
U.S. Related—2.0%				
Guam Waterworks Authority, Water and Wastewater System Revenue	5.50	7/1/16	320,000	344,102
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/23	1,000,000	1,095,760
Total Investments (cost $68,382,755)			**98.4%**	**70,644,234**
Cash and Receivables (Net)			**1.6%**	**1,171,406**
Net Assets			**100.0%**	**71,815,640**

[a] *Purchased on a delayed delivery basis.*

[b] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	74.5
AA		Aa		AA	17.3
A		A		A	4.4
BBB		Baa		BBB	2.9
BB		Ba		BB	.5
Not Rated[c]		Not Rated[c]		Not Rated[c]	.4
					100.0

†   *Based on total investments.*
[c]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	68,382,755	70,644,234
Cash		650,096
Receivable for investment securities sold		1,225,684
Interest receivable		833,481
Receivable for shares of Beneficial Interest subscribed		177
Prepaid expenses		8,288
		73,361,960
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		36,542
Payable for investment securities purchased		1,432,863
Payable for shares of Beneficial Interest redeemed		23,584
Accrued expenses		53,331
		1,546,320
Net Assets ($)		**71,815,640**
Composition of Net Assets ($):		
Paid-in capital		69,234,532
Accumulated net realized gain (loss) on investments		319,629
Accumulated net unrealized appreciation (depreciation) on investments		2,261,479
Net Assets ($)		**71,815,640**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		5,287,029
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**13.58**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2006

Investment Income ($):	
Interest Income	**3,276,282**
Expenses:	
Management fee–Note 3(a)	443,943
Shareholder servicing costs–Note 3(b)	82,601
Professional fees	54,296
Registration fees	13,849
Custodian fees	11,136
Trustees' fees and expenses–Note 3(c)	9,980
Propspectus shareholders' reports	9,516
Loan commitment fees–Note 2	600
Miscellaneous	19,429
Total Expenses	**645,350**
Less–reduction in management fee due to undertaking–Note 3(a)	(52,827)
Less-reduction in custody fees due to earnings credits–Note 1(b)	(8,137)
Net Expenses	**584,386**
Investment Income–Net	**2,691,896**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	159,513
Net unrealized appreciation (depreciation) on investments	644,004
Net Realized and Unrealized Gain (Loss) on Investments	**803,517**
Net Increase in Net Assets Resulting from Operations	**3,495,413**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2006	2005
Operations ($):		
Investment income—net	2,691,896	2,870,153
Net realized gain (loss) on investments	159,513	133,438
Net unrealized appreciation (depreciation) on investments	644,004	(1,179,772)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,495,413**	**1,823,819**
Dividends to Shareholders from ($):		
Investment income—net	(2,668,302)	(2,834,974)
Net realized gain on investments	(153,154)	(197,507)
Total Dividends	**(2,821,456)**	**(3,032,481)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	7,197,606	7,872,540
Dividends reinvested	2,141,604	2,323,028
Cost of shares redeemed	(14,607,814)	(15,532,828)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(5,268,604)**	**(5,337,260)**
Total Increase (Decrease) in Net Assets	**(4,594,647)**	**(6,545,922)**
Net Assets ($):		
Beginning of Period	76,410,287	82,956,209
End of Period	**71,815,640**	**76,410,287**
Capital Share Transactions (Shares):		
Shares sold	535,878	576,905
Shares issued for dividends reinvested	159,569	170,374
Shares redeemed	(1,089,486)	(1,137,065)
Net Increase (Decrease) in Shares Outstanding	**(394,039)**	**(389,786)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	13.45	13.66	13.84	13.70	13.65
Investment Operations:					
Investment income−net[a]	.49	.49	.51	.54	.57
Net realized and unrealized gain (loss) on investments	.15	(.18)	(.14)	.17	.20
Total from Investment Operations	.64	.31	.37	.71	.77
Distributions:					
Dividends from investment income−net	(.48)	(.49)	(.50)	(.54)	(.57)
Dividends from net realized gain on investments	(.03)	(.03)	(.05)	(.03)	(.15)
Total Distributions	(.51)	(.52)	(.55)	(.57)	(.72)
Net asset value, end of period	13.58	13.45	13.66	13.84	13.70
Total Return (%)	4.88	2.29	2.82	5.16	5.81
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.87	.87	.85	.86	.85
Ratio of net expenses to average net assets	.79	.79	.80	.80	.80
Ratio of net investment income to average net assets	3.64	3.62	3.69	3.93	4.21
Portfolio Turnover Rate	17.39	7.31	22.50	25.16	10.77
Net Assets, end of period ($ x 1,000)	71,816	76,410	82,956	82,501	84,702

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Pennsylvania Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At November 30, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $76,572 undistributed ordinary income $64,384, undistributed capital gains $156,732 and unrealized appreciation $2,359,991.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2006 and November 30, 2005 was as follows: tax exempt income $2,668,302 and $2,834,974, ordinary income $19,797 and $39,814 and long term capital gains $133,357 and $157,693, respectively.

During the period ended November 30, 2006, as a result of permanent book to tax differences primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $23,594, increased accumulated net realized gain (loss) on investments by $11,062 and increased paid-in capital by $12,532. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended November 30, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60% of the fund's average daily net assets and is payable monthly. The Manager had undertaken from December 1, 2005 through November 30, 2006 to reduce the management fee paid by the fund, to the extent that the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowing, commitment fees and extraordinary expenses, exceed an annual rate of .80% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $52,827 during the period ended November 30, 2006.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholders accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquires regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2006 the fund was charged $34,598 pursuant to the shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2006, the fund was charged $24,247 pursuant to the transfer agency agreement.

During the period ended November 30, 2006, the fund was charged $4,184 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $35,425, chief compliance officer fees $1,704 and transfer agency per account fees $3,800, which are offset against an expense reimbursement currently in effect in the amount of $4,387.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of the fund's exchange privilege. During the period ended November 31, 2006, redemption fees charged and retained by the fund amounted to $15.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2006, amounted to $12,553,042 and $16,410,160, respectively.

At November 30, 2006, the cost of investments for federal income tax purposes was $68,284,243; accordingly, accumulated net unrealized appreciation on investments was $2,359,991, consisting of $2,383,836 gross unrealized appreciation and $23,845 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Pennsylvania Intermediate Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Pennsylvania Intermediate Municipal Bond Fund as of November 30, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Pennsylvania Intermediate Municipal Bond Fund at November 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 8, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended November 30, 2006:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal income tax and, for individuals who are Pennsylvania residents, Pennsylvania personal income taxes), and

—the fund hereby designates $.0209 per share as a long-term capital gain distribution of the $.0244 per share paid on December 16, 2005, and also designates $.0027 per share as a long-term capital gain distribution paid on July 21, 2006.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains (if any) distributions paid for the 2006 calendar year on Form 1099-DIV and their portion of the fund's exempt-interest dividends paid for the 2006 calendar year on Form 1099-INT, both which will be mailed by January 31, 2007.

PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Clifford L. Alexander,Jr. †	3,029,107	90,283
Peggy C. Davis †	3,050,760	68,631
Ernest Kafka †	3,025,196	94,194
Nathan Leventhal †	3,043,995	75,396

† Each new Board member's term commenced on January 1, 2007.
In addition Joseph S. DiMartino, David W. Burke, Diane Dunst, Jay I. Meltzer, Daniel Rose, Warren B. Rudman and Sander Vanocur continue as Board members of the fund.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a Meeting of the fund's Board of Trustees held on August 9, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships that the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense

Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. The Expense Group contained three other funds and the Expense Universe contained four other funds. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended June 30, 2006, and placed significant emphasis on comparisons of yield and total return performance for the fund to the same group of funds as the fund's Expense Group (the "Performance Group") and to a group of funds that was broader than the fund's Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended June 30, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was the highest in the Expense Group and the actual management fee was in the middle of the Expense Group and Expense Universe funds. The Board also noted that the fund's total expense ratio was the lowest in the Expense Group and below the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved total return results that were ranked first or second in the Performance Group and higher than the Performance Universe median for each reported time period up to 10 years. On a yield performance basis, the Board noted that the fund achieved 1-year yields that were at or in the middle of the Performance Group median, and at or higher than the Performance Universe median, in each reported time period up to 10 years.

Representatives of the Manager reviewed with the Board members the fee paid to the Manager or its affiliates by the one mutual fund managed by the Manager or its affiliates that was reported in the same Lipper category as the fund (the "Similar Fund"), and explained the nature of the Similar Fund and the differences, from the Manager's perspective, in providing services to the Similar Fund as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board discussed the relationship of the management fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and the fund's overall performance and generally superior service levels provided. The Board also noted the Manager's absorption of certain expenses of the fund over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the fund's Board made the following conclusions and determinations.

• The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.

• The Board was satisfied with the fund's performance.

• The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with a fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:

- Corporate Director and Trustee

Other Board Memberships and Affiliations:

- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

David W. Burke (70)
Board Member (1994)

Principal Occupation During Past 5 Years:

- Corporate Director and Trustee

Other Board Memberships and Affiliations:

- John F. Kennedy Library Foundation, Director
- U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 81

Diane Dunst (67)
Board Member (1994)

Principal Occupation During Past 5 Years:

- President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 9

Jay I. Meltzer (78)
Board Member (1993)

Principal Occupation During Past 5 Years:

- Physician, Internist and Specialist in Clinical Hypertension
- Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
- Faculty Associate, Center for Bioethics, Columbia

No. of Portfolios for which Board Member Serves: 9

Daniel Rose (77)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic–American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 18

––––––––––––––––––

Warren B. Rudman (76)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Allied Waste Corporation, Director
• Raytheon Company, Director
• Boston Scientific, Director

No. of Portfolios for which Board Member Serves: 18

––––––––––––––––––

Sander Vanocur (78)
Board Member (1993)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 18

––––––––––––––––––

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Rosalind Gersten Jacobs, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since August 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus
Pennsylvania
Intermediate
Municipal Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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